[Graphic omitted] Ahold

                                                        Press Release



                                                        Royal Ahold
                                                        Corporate Communications

                                                  Date: February 4, 2005
                                  For more information: +31 75 659 57 20

Ahold terminates credit facility to reduce cost

Zaandam, The Netherlands, February 4, 2005 -- Ahold today announced its intention to terminate its EUR 300 million and USD 1.45 billion secured back-up credit facility in the course of this month. This three-year facility was signed with a syndicate of banks on December 17, 2003.

With the high cash balances resulting from the success of its asset divestment program, Ahold's liquidity position is strong and the company is able to reduce financing cost by terminating the facility. Ahold will be cash collateralizing up to USD 700 million worth of letters of credit that are currently issued under this facility. The company is in discussion with financial institutions to establish a new credit facility later this year at more favorable conditions.

"Today's announcement shows that we are delivering on our commitment to restore the company's financial health, which is a key element of our 'Road to Recovery' strategy," said Hannu Ryopponen, Ahold's Chief Financial Officer. "We are ahead of schedule in executing our divestment program and are nearing completion of this process. We feel we are now well positioned to move into a new financing phase on better terms."

Ahold Corporate Communications: +31.75.659.5720



                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone: +31 (0)75 659 5720
                                                  Fax:   +31 (0)75 659 8302

http://www.ahold.com


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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding intentions to terminate a secured back-up credit facility, to cash collateralize letters of credit and to establish a new credit facility and plans to move into a new financing phase on better terms. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, potential changes in Ahold's liquidity needs, the effect of general economic conditions, competition in the markets in which Ahold and Ahold's subsidiaries and joint ventures operate, fluctuations in exchange rates, the ability of Ahold to implement successfully its strategy and plans, the ability of Ahold to enter into a new credit facility on terms that are acceptable to Ahold, and other factors some of which are discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."
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